FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc (the "Company")

Directorate change

The Company announces that Dr Jesse Goodman has been appointed to the Board of the Company as a Non-Executive Director and Scientific and Medical Expert with effect from 1 January 2016.

Commenting on the appointment, Philip Hampton, Chairman, said "I am delighted that Jesse is joining the Board.

Jesse is a leader in public health who brings a wealth of expertise spanning science, medicine, vaccines, regulation and public health, and has a proven record in addressing pressing public health needs from both the academic and federal sectors, which will be invaluable to GSK. My colleagues and I very much look forward to welcoming him to the Board."

Dr Goodman, currently Professor of Medicine at Georgetown University, previously served in senior leadership positions at the US Food and Drug Administration ('FDA'), including most recently as FDA's chief scientist and previously as Director of the Center for Biologics Evaluation and Research (CBER).

Dr Goodman currently directs the Georgetown University Center on Medical Product Access, Safety and Stewardship (COMPASS) and is an active clinician who serves as Attending Physician in Infectious Diseases.

He received his degree in Biology from Harvard College, his doctorate from the Albert Einstein College of Medicine and his masters in public health from the University of Minnesota. Dr Goodman is Board Certified in Internal Medicine, Infectious Diseases and Oncology and has been elected to the American Society for Clinical Investigation and to the Institute (National Academy) of Medicine.

V A Whyte
Company Secretary

23 December 2015

Notes

1.   Dr Goodman played a leadership role in developing FDA's Regulatory Science Strategic Plan and Medical Countermeasures Initiative and has worked extensively and collaboratively, interacting with industry, academia, government and global public health and regulatory partners to prepare for and respond to major public health threats, including emerging infectious diseases, disasters and terrorism.  He led FDA's response to West Nile Virus and to the 2009 H1N1 influenza pandemic and served on the Senior Leadership Team for the 2010 White House Medical Countermeasure Review. He played a key role in facilitating development of and access to a variety of medical countermeasures, including pandemic influenza vaccines, during his FDA tenure, and served as a member of the Decade of Vaccines Research and Development Working Group, which contributed to the 2012 Global Vaccine Action Plan. He also was appointed by the White House to the US Federal Coordinating Council on Comparative Effectiveness Research. As Senior Advisor to the FDA Commissioner from 1998-9, Dr Goodman co-chaired the US Task Force on Antimicrobial Resistance, producing the first Public Health Action Plan to Combat Antimicrobial Resistance. Prior to joining the FDA, he was Director of the Division of Infectious Diseases and Professor of Medicine at the University of Minnesota, where he led several clinical studies of new anti-infectives and where his research laboratory isolated Anaplasma phagocytophilum, the causative agent of a new tick borne disease, human granulocytic anaplasmosis.

2.   As Non-Executive Director of GSK, Dr Goodman will receive standard annual fees of £85,000 per annum.  He will also receive a further £30,000 in respect of his additional duties as a Board Scientific and Medical Expert. To enhance the link between Non-Executive Directors and shareholders, at least 25% of his fees will be deducted and at a later date converted into GSK ADSs.

3.   The Board has determined that Dr Goodman will be an independent Non-Executive Director, in accordance with the UK Corporate Governance Code. In addition, the Company confirms that there are no further disclosures to be made in connection with Dr Goodman's appointment in accordance with Listing Rule 9.6.13R.

4. With effect from 1 January 2016, the composition of the Board of GSK will be as follows:

Sir Philip Hampton	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Global Vaccines
Professor Sir Roy Anderson	Independent Non-Executive Director
Mr Vindi Banga	Senior Independent Non-Executive Director Designate
Dr Stephanie Burns	Independent Non-Executive Director
Ms Stacey Cartwright	Independent Non-Executive Director
Ms Lynn Elsenhans Dr Jesse Goodman	Independent Non-Executive Director Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Sir Deryck Maughan	Senior Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Mr Hans Wijers	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington, DC)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2014.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 23, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc